Filed by ECLIPSYS CORPORATION

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No. for Registration Statement

on Form S-4: 333-167846

The following was posted on Eclipsys’ employee Intranet on July 16, 2010:

Allscripts Merger - EMPLOYEE FAQS

Benefits

1.	What will happen to Eclipsys employee benefits, including tuition reimbursement?

You can expect that a combined, larger company should be better positioned to negotiate more attractive, competitive employee benefits with benefit vendors based on the concept referred to as “economies of scale.” The promise of a larger employee base should make the new company contract more attractive for vendors to manage, resulting in more competitive bidding for the business. The Talent and Culture, and Benefits teams from both Allscripts and Eclipsys are working to provide the best benefits packages for all employees.

Tuition reimbursement benefit programs to be provided by the proposed merged company have not yet been defined. During the integration planning phase, the appropriate integration team members will review the tuition reimbursement benefit along with other employee benefits to determine the details of each plan going forward. The integration team is committed to communicating those details once decisions are made and we are legally allowed to communicate the details to you.

2.	What 401(k) Plan provider does Allscripts use?

Both Allscripts and Eclipsys use Fidelity as their 401(k) Plan provider.

3.	Will the proposed new company allow me to rollover my current Eclipsys 401(k) Plan?

Yes. Eclipsys employees will be able to rollover their current 401(k) Plan.

4.	Will Eclipsys employees need to completely re-enroll for Open Enrollment?

Based on estimated timeline for closing the merger transaction, we do not anticipate requiring employees to re-enroll in benefit programs. Both companies have January 1 as their benefit sign-up dates. Employees will stay on their current benefit programs at least until January 1, 2011.

Equity

5.	How will Eclipsys stock options be treated (strike price and quantity)?

Each outstanding Eclipsys stock option, restricted stock, deferred stock unit and performance stock unit award will be converted into an Allscripts stock option, restricted stock, restricted stock unit, deferred stock unit or performance stock unit award. The conversion will include the appropriate adjustment to the number of shares, and if applicable, the per share exercise price of stock options to reflect the Exchange Ratio of 1.2 shares of Allscripts for each Eclipsys share, per the proposed merger agreement. The substitute awards will become exercisable, vested or payable, as the case may be, upon the same terms that apply to the related Eclipsys stock option.

An Option Conversion Example:

a.	You have an Eclipsys stock option grant of 100 shares and an exercise (strike) price of $12.00. Total option price before the conversion = 100 x $12 = $1,200.

b.	Applying a conversion ratio of 1.2 to 1

i.   The number of shares subject to the option will be adjusted as follows: 100 x 1.2 = 120 option shares

ii.  The exercise price will be adjusted as follows: $12.00 / 1.2 = $10.00 exercise price

iii. Total option price after the conversion = 120 x $10 = $1,200.

6.	What will happen to the Eclipsys Employee Stock Purchase Plan (ESPP) program shares?

The last purchase in the Eclipsys Employee Stock Purchase Plan (ESPP) program occurred on June 30, 2010. Some participants may have a small residual cash carry-forward that will be refunded in a July 2010 paycheck. There will be no subsequent ESPP deductions after June 30, 2010. Each Eclipsys share of common stock held through the ESPP will be converted into 1.2 shares of Allscripts common stock, with cash paid in lieu of fractional shares. This conversion will automatically occur in your ESPP E*Trade account.

7.	What will be the ownership composition of the proposed merged company?

Each shareholder of Eclipsys will receive 1.2 shares of Allscripts (MDRX) for every one share of Eclipsys (ECLP) they own. After the merger closes, the former stockholders of Eclipsys (ECLP) will collectively own approximately 37% of the total shares of the combined company. Allscripts stockholders will own approximately 63 % of the total shares of the combined company.

8.	Is this a Merger or an Acquisition? Please explain.

For accounting purposes, the transaction is technically an acquisition since Allscripts will own 100% of Eclipsys and the Allscripts shareholders will own more than 50% of the combined company upon close. That being said, because this is an all-stock acquisition, the stockholders of both companies will have ownership in the combined company. Allscripts stockholders will own approximately 63% of the new company with the former stockholders of Eclipsys collectively owning approximately 37% of the combined company.

Looking beyond the transaction details, the day-to-day, business operation reality is that the proposed new company will combine the strengths of two healthcare information technology market leaders with complementary product portfolios. Since Allscripts and Eclipsys do not significantly overlap from a product or client perspective, the new company will need the combined expertise of both companies’ employees to make the combination successful. This combined new company brings unique value to the marketplace and to our clients.

9.	In some mergers/acquisitions an employee that received a stock grant but still wasn’t vested yet becomes instantly vested when the merger is completed even if the vested time period has not elapsed. How will that scenario work for the Allscripts/Eclipsys merger for Allscripts employees and for Eclipsys employees? Will it be the same for both or different and how so?

Under the terms of the merger agreement, there will be no automatic vesting acceleration of Allscripts or Eclipsys employee equity awards. Allscripts will be assuming the outstanding Eclipsys equity awards. Each outstanding Eclipsys stock option, restricted stock, deferred stock unit and performance stock unit award will be converted into an Allscripts stock option, restricted stock, restricted stock unit, deferred stock unit or performance stock unit award with appropriate adjustments to the number of shares and, for stock options, the per share exercise price, to reflect the exchange ratio (1.2 shares of Allscripts common stock for each share of Eclipsys common stock).

10.	What is Misys and how are they involved in the deal?

Misys plc is a United Kingdom-based software and services company that currently owns a majority stake of Allscripts (approximately 55%). As a pre-condition to the merger of Allscripts and Eclipsys, Misys will reduce its ownership position to approximately 15.5%, allowing the new company to operate as a fully independent public company. The merger condition is a reduction to about 15.5%. After the merger, Misys can require Allscripts to repurchase some more shares, which would take Misys down to about 8%.

Go-forward Operations

11.	Will any offices close? What will happen to smaller, ancillary Eclipsys offices?

As previously announced by Chris Perkins, Eclipsys’ chief financial officer, during the Atlanta town hall meeting on June 9, there are no current plans to close offices as a result of this transaction.

12.	What is the plan for keeping the field up to date on new information as it relates to the merger? Will there be just in time employee meetings?

We will share new updates with our employees, clients and business partners in a variety of ways – with phone calls, personal visits, and email updates, as well as new postings on our internal Intranet site, Lighthouse; our client base restricted access site, ClientConnect; and on the joint external Internet site, OneAllscriptsEclipsys.com, which also can be accessed from Lighthouse. Also, there will be employee meetings from time to time to provide information on significant developments.

An integration team comprised of employees from both organizations is being put in place, ensuring that the new company reflects the best of both Allscripts and Eclipsys and that the new company’s go-to-market strategy and structure is to the benefit of our clients and improves our competitive positioning. Until the transaction closes, however, the two companies will continue to operate separately.

13.	What do we tell our Ambulatory clients about this proposed merger?

You should tell them that we believe that the merger will be positive for our clients. We will continue to provide services to these clients and they should not have any concern that the proposed merger will leave them hanging and that they should not have any concern about Eclipsys’ product roadmap. If anything, this proposed merger is about providing incremental value to the solutions Allscripts’ and Eclipsys’ clients already own and have made investments in.

In fact, a combined company is going to accelerate the combined company’s abilities to evolve solutions and enhance its focus on ambulatory electronic health records. The strength of a larger company will create more choices to meet the specific needs of hospitals and physician practices. Over time, the plan is to integrate Allscripts’ solutions with the rest of Eclipsys’ offerings so that the user experience and comprehensive data exchange across the combined company’s portfolio of solutions is seamless.

14.	What will happen with our Outsourcing business?

We expect little, if any impact to Eclipsys Outsourcing business. Allscripts has very little outsourcing resources. Keep in mind that this proposed merger is about bringing together two industry leaders that possess complementary product portfolios. We expect Eclipsys outsourcing business to continue to play a valuable role in the overall performance of the combined company, just as it does for Eclipsys today.

15.	What will become of Prescription Writer and other solutions Eclipsys has promised to deliver to its client base in the near term?

We have made commitments to our clients and we will make good on those commitments. Our commitment to enhance or bring to market solutions, such as Prescription Writer, Visual Workbench, mobility, Ambulatory Applets, and Time Zone support, has not changed. We value our clients trust in us and nothing in our proposed merger strategy changes any of the great things we have started or envisioned. Keep in mind that this proposed merger is about bringing together two industry leaders that possess complementary product portfolios and solutions.

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Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts and Eclipsys have each filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Allscripts and an information statement for Allscripts’ stockholders. Allscripts and Eclipsys have each mailed the definitive joint proxy statement/prospectus/information statement to their respective stockholders on or about July 15, 2010. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Allscripts and Eclipsys may obtain a free copy of the definitive joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus/information statement and the filings with the SEC that are incorporated by reference in the definitive joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus/information statement and other relevant materials that have been filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, the definitive joint proxy statement/prospectus/information statement mailed by Allscripts and Eclipsys to their respective stockholders on or about July 15, 2010, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.